Exhibit 99.2

Recent Transactions

Reporting Person	Security	Transaction	Date	No. Shares	Price Per Share
BBH*	Class S Units of Beneficial Interest	Purchase	10/07/2026	19,771.53	$11.38
BBH*	Class S Units of Beneficial Interest	Purchase	10/13/2026	48,287.97	$11.39
BBH*	Class S Units of Beneficial Interest	Purchase	10/14/2026	8,779.63	$11.39
BBH*	Class S Units of Beneficial Interest	Purchase	10/15/2026	65,544.82	$11.38
BBH*	Class S Units of Beneficial Interest	Purchase	10/16/2026	213,400.70	$11.38
BBH*	Class S Units of Beneficial Interest	Purchase	10/19/2026	32,688.93	$11.38
* On behalf of Client Accounts